DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Familymeds Group, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article Three of the Amended and Restated Articles of Incorporation of Familymeds Group, Inc., as amended, is hereby amended by adding the following paragraph at the beginning of such section:

"On June 21, 2006, the Shareholders of the Corporation approved a proposal to empower the Board of Directors, in its discretion, to undertake a reverse stock split of the Corporation's common stock at a ratio of between one-for-ten and one-for-two at any time on or prior to March 31, 2007. On July 14, 2006, the Board of Directors of the Corporation approved a one-for-ten reverse stock split of the Corporation's issued and outstanding Common Stock, while otherwise leaving unaffected the total number of authorized shares of the Corporation's capital stock and the par value of such stock. The reverse stock split is to become effective on the Effective Date set forth in line 4 below. Pursuant to the reverse stock split, on the Effective Date, each issued and outstanding share of Common Stock of the Corporation will be automatically changed, combined and reclassified into One tenth (1/10th) of a fully paid and nonassessable share of Common Stock, with a par value of $.001 per share. Stockholders of the Corporation on the Effective Date who otherwise would be entitled to receive fractional shares as a result of the reverse stock split, will not receive fractional shares but shall instead be entitled, upon surrender of certificate(s) representing such shares, to a cash payment in lieu thereof based on the average closing price per share of the Corporation's common stock as reported on Nasdaq Capital Market for the 10 trading days immediately preceding the Effective Date. This reverse stock split did not affect the total number of shares of capital stock authorized by the Corporation nor the par value of such capital stock, which remain set at two-hundred five million (205,000,000) shares, each having a par value of $0.001, of which (i) two-hundred million (200,000,000) shares shall be designated as "Common Stock" and (ii) five million (5,000,000) shares shall be designated as "Preferred Stock."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 41,794,400 - Majority

4. Effective date of filing (optional): 08/16/06
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.